May 5, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: Ms. Kate Tillan

Re:	Applied Micro Circuits Corporation

SEC File No. 000-23193

Ladies and Gentlemen:

We are filing this letter via EDGAR in response to the letter dated April 20, 2006, from Kate Tillan, Assistant Chief Accountant, for the Securities and Exchange Commission to Robert G. Gargus, Senior Vice President and Chief Financial Officer of Applied Micro Circuits Corporation, which contained the staff’s additional comments regarding our Annual Report on Form 10-K for the year ended March 31, 2005. The comments in the letter are repeated below and each comment is followed by our response.

Form 10-K for the Fiscal Year Ended March 31, 2005

Item 8. Financial Statements and Supplementary Data, page F-1

Note 1. Summary of Significant Accounting Policies, page F-7

1.	We note your response to our previous comment 1. While the term “similar” is not defined in SFAS 131, the Board’s intent may be understood from the discussion in the Basis for Conclusions in paragraphs 73 and 74 of SFAS 131, which states, in part, “[t]he Board believes that separate reporting of segment information will not add significantly to an investor’s understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects.” As such, it appears that the Board intended a high degree of similarity.

Paragraph 17 of SFAS 131 states that similar long-term average gross margins would be expected if the operating characteristics of two operating segments were similar. Your response indicates that the non-GAAP range of average long-term gross margins are expected to be as follows:

Communications	60	% - 65%
Storage	58	% - 63%
Embedded Products	55	% - 60%

The differences do not appear to indicate that the average long-term gross margins are highly similar.

In addition, we note that the actual gross profit percentage and expected percentage for each of these groups in 2005 and 2006 is as follows:

Communications	66.8% and 65%	(Actual range 65% and 66.8%)
Storage	56.3% and 55.6%	(Actual range 55.6% - 56.3%)
Embedded Products	55.3% and 54%	(Actual range 54% - 55.3%)

We note that the actual historical and expected gross profits for each segment are not consistent with the expected long-term average range. Consistent with our prior comment, paragraphs 73 and 74 in the Basis for Conclusions in SFAS 131 place an emphasis on the similarity of results and performance and explain that an historical convergence of these performance indicators must have already happened and there must be an expectation that the financial statistics will remain similar in the future.

In addition, we note the following disclosure on page 22 of your December 31, 2005 Form 10-Q, “[t]he standard gross margin of [y]our storage and embedded products are lower on average than the standard gross margin of [y]our communications products on average.”

Please discuss why you believe that given this statement and the factors noted above that aggregation is consistent with the objectives and basic principles of SFAS 131. Please refer to paragraph 17.

We believe that the characteristics of our operating segments are so similar that they have essentially the same future prospects. We view the expected long-term gross margin ranges for our operating segments as highly similar for several reasons:

1)	The difference between the highest end and the lowest end of the three ranges is only 10 points. Many semiconductor companies have long-term operating models that have similar gross margin variability due to the cyclical nature of the semiconductor industry and the fact that they offer many different products, each at a different stage in its product life cycle. For example, our communications product line has experienced non GAAP gross margins ranging from 45% to over 70% during the last 5 years and the storage segment had a difference of 10% from fiscal 2004 (66.3%) to fiscal 2005 (56.3%).

2)	Each of our operating segments is comprised of many products that are in different stages of their life cycles. Some of these products have gross margins inside the applicable segment’s expected gross margin range, and some products have gross margins either higher or lower than the segment range or even the total range of 55% to 65%.

3)	While the total range for all three operating segments is 10 points, the mid-point of the three ranges are no more than 5 points apart: from 57.5% for embedded products to 60.5% for storage to 62.5% for communications.

In addition, as reported in our February 9, 2006 letter to the Commission, we have already integrated the communications and embedded products segments into a single segment, which we call Integrated Communication Products or ICP. The ICP segment is expected to have the same long-term gross margin as the storage segment: 58% to 63%.

Although the historical gross margins for our operating segments have not consistently converged with our expected long-term ranges, we believe this is largely due to the challenges of integrating acquired product lines and transitioning the manufacturing of the products to a consistent company-wide plan that enables us to realize certain economies of scale by using a limited number of foundries to source all our products. Our ability to achieve this plan has been delayed by both expected events, such as the need to wait for product obsolescence or the expiration of supply arrangements, both of which would permit foundry moves, and unexpected events, such as the complete winding down of the JNI product line relatively quickly after acquisition. Despite these challenges, we actually did experience converged performance in our fiscal 2004 after the JNI acquisition when our communications segment performed at a 63.3% gross margin and our storage segment performed at 66.3% gross margin.

Based on our discussions with our external accountants it is our understanding that the SEC Staff has concluded that operating segments with a 10% range may meet the criteria for aggregation under FAS 131 if the prospects for the business are similar and the disclosure would not enhance the readers understanding of the financial statements. We believe that our disclosures provide the appropriate level of detail and additional disclosure regarding the operating segments would not be more useful to the readers of the financial statements.

2.	Please refer to prior comment 1. Please tell us why you only used non-GAAP gross profit as the sole measure of gross profit in assessing economic performance. That is, you did not also evaluate GAAP gross profit. Additionally, please tell us your historical and expected long-term average gross margins for the three operating segments on a GAAP basis.

We use non-GAAP gross profit as the sole measure of gross profit of our operating segments. We do not prepare GAAP segment gross margin information for our CODM because we do not allocate the purchased intangible asset amortization to the products acquired.

Please call the undersigned at (408) 452-8752 if you have any further questions or comments.

Sincerely,

/s/ Robert G. Gargus
Robert G. Gargus

cc:	Mr. Jeffrey A. Blazevich

Cynthia J. Moreland, Esq.

D. Bradley Peck, Esq.

This letter contains forward-looking statements, including statements regarding the company’s expected gross margins. These forward looking statements are only predictions based on current information and expectations and are subject to certain risks and uncertainties, including customer demand for the company’s products, the businesses of the company’s major customers, reductions, rescheduling or cancellation of orders by the company’s customers, successful and timely development of products, market acceptance of new products, the extent of manufacturing efficiencies that the company is able to realize and general economic conditions. More information about potential factors that could affect the company’s business and financial results is included in the company’s Annual Report on Form 10—K for the year ended March 31, 2005, and the company’s subsequent filings with the Securities and Exchange Commission. Actual results could differ materially from those set forth in the forward-looking statements as a result of such risk factors as well as other risks and uncertainties. All forward-looking statements are qualified in their entirety by this cautionary statement, and the company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this letter.